SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of April 2008

List of Exhibits:

1.	News Release entitled, “100,000th Machine Produced at New Holland’s Lecce Plant”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 3, 2008

100,000th Machine Produced at New Holland’s Lecce Plant

LECCE, Italy – (April 2, 2008) The New Holland Construction Equipment plant in Lecce today celebrated the production of its 100,000th construction equipment machine: a 23-ton W270B wheel loader, the flagship model of the series B which became famous through its appearance in the James Bond film “Casino Royale.”

The series B completes New Holland’s wheel loaders offering, which now consists of a range of 8 models covering the 10-to-23-ton segment. Launched on the market last year, the W270B wheel loader is a highly versatile and reliable machine, offering low fuel consumption, high productivity, exceptional stability and outstanding operator comfort.

“The Lecce plant, which serves about 70 countries and exports 80% of its production, is a milestone in our company’s history,” said Giampiero Biglia, New Holland Construction’s market manager for Italy. “During the last few years we have invested heavily in improving the already high quality standard of the machines produced at this plant. We are proud of having reached this impressive milestone, which reflects the excellence of our production processes.”

Built in the early ‘70s, the Lecce plant is one of New Holland’s centers of excellence for the production of wheel loaders, telescopic handlers and crawler dozers.

This manufacturing plant stands out for its ability to manage a high degree of complexity: it produces 20 models of wheel loaders in almost 900 different versions, 26 models of telescopic handlers with almost 1,500 versions, and 10 models of crawler dozers in 120 versions. All this is made possible by state-of-the-art production processes, variable mix assembly lines and, above all, the high degree of professionalism of the plant’s workforce.

“Today we are also celebrating another major achievement, as our telescopic handler was named Product of the Year by the North American Construction Equipment magazine,” said Santi Cugno, Lecce plant manager.

New Holland Kobelco Construction Machinery S.p.A.

Via Botticelli 151, 10154 Torino, Italy

Tel. +39 011 77867 – Fax +39 011 0077941

www.new-holland.com

The magazine, which is recognised as one of the foremost commentators on the construction equipment industry, selects every year the 100 new products it considers the best in each category for technological innovation, productivity, environmental performance and safety. The magazine rewarded the new, New Holland series M telescopic handlers, which are in their first year of distribution in the United States, for their lifting and material handling capacity.

* * *

New Holland is a global, full-line construction equipment brand, with a network of 700 dealers and more than 1,800 outlets in 100 countries. The company brings together the strength and resources of its world-wide commercial, industrial and finance organizations. Thanks to the experience of its foundation heritage brands, New Holland can proudly point to quality products at the technological state of the art, fully compliant with safety standards and environmental regulations. More information can be found on line at www.newholland.com New Holland Construction Equipment is a brand of CNH Global N.V., (NYSE:CNH), a majority-owned subsidiary of Fiat Group (FIA:MI).

CONTACT: Press Office

Silvia Cassani

Tel: +39 011 0086251

Fax: +39 011 0086730

newhollandce.communications@cnh.com

www.newholland-tools.com/press-kit